UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)

                               Solv-Ex Corporation
                                (Name of Issuer)

                                 Common Stock,
                            $.01 par value per share
                         (Title of Class of Securities)

                                    83438010
                                 (CUSIP Number)

Mary N. Owen, Esq.                                   with copies to:
Director                                             Donald P. Madden, Esq.
Deutsche Bank Securities Inc.                        White & Case LLP
31 West 52nd Street                                  1155 Avenue of the Americas
New York, NY 10019                                   New York, NY 10036
212-469-3754                                         212-819-8800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)






                                December 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 83438010
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Deutsche Bank AG
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [  ]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Federal Republic of Germany
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                       0
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [  ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1.    Security and Issuer

           The response to this item set forth in the Schedule 13D relating to Solv-Ex Corporation ("Solv-Ex") filed on October 17, 1996 (the "Original
Schedule 13D") is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 2.    Identity and Background

           Except for the attached Schedule A which replaces the Schedule A referenced in the Original Schedule 13D, the response to this item set forth in the Original Schedule 13D is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 3.    Source and Amount of Funds or Other Consideration

           Since no funds were used and no acquisition was made in connection with this Schedule 13D/A filing, Item 3 is inapplicable.

Item 4.    Purpose of the Transaction

           Since no acquisition  of securities was made in connection  with this
Schedule 13D/A filing, Item 4 is inapplicable.


Item 5.  Interest in Securities of the Issuer

     (a) Neither Deutsche Bank AG nor any person named in Item 2 is the beneficial owner of Common Stock of Solv-Ex.

     (b)  Not applicable.

     (c) Pursuant to order of the United States Bankruptcy Court for the District of New Mexico, December 1, 1998 was established as the date by which shares of Common Stock of Solv-Ex must have been surrendered in order to entitle the holder thereof to receive in exchange shares of a new class of common stock of Solv-Ex and a warrant to purchase additional shares of such new common stock of Solv-Ex. Shares of Common Stock of Solv-Ex not exchanged on or before December 1, 1998 cease to be valid securities of Solv-Ex and any holder of Common Stock of Solv-Ex, by failing to make such exchange, forfeits its right to receive the new Solv-Ex common stock. Deutsche Bank AG, Alulux, Sandvest, and to the best knowledge and belief of Deutsche Bank AG, PheMex and Silva (each of which is described in the Original Schedule 13D) did not present for exchange the shares of Common Stock of Solv-Ex owned or controlled by them and consequently ceased to be shareholders of Solv-Ex on December 1, 1998.

     (d) Item 5(d) is inapplicable because Deutsche Bank AG no longer owns any shares of Solv-Ex.

     (e) Deutsche Bank AG ceased to be the beneficial owner of more than five percent of the Common Stock of Solv-Ex on December 1, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.


Item 7.  Material to be filed as Exhibits:

         Not applicable.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 1998

                                    DEUTSCHE BANK AG



                                    By:/s/Dieter Eisele
                                       -------------------------------------
                                       Name:   Dr. Dieter Eisele
                                       Title:  Group Head of Compliance



                                    By:/s/Rondal Eric Powell
                                       ------------------------------------
                                       Name:   Rondal E. Powell
                                       Title:  Vice President

                                                                     SCHEDULE A


           Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                    Present Principal
  Name and Citizenship       Business Address    Occupation or Employment

Carl L. von Boehm-Bezing  Deutsche Bank AG       Member of the Board of
German                    Taunusanlage 12        Managing Directors,
                          60325 Frankfurt        Deutsche Bank AG
                          The Federal Republic
                          of Germany

Dr. Rolf-E. Breuer        Deutsche Bank AG       Member of the Board of
German                    Taunusanlage 12        Managing Directors,
                          60325 Frankfurt        Deutsche Bank AG
                          The Federal Republic
                          of Germany

Michael Dobson            Deutsche Bank AG       Member of the Board of
United Kingdom            Taunusanlage 12        Managing Directors,
                          60325 Frankfurt        Deutsche Bank AG
                          The Federal Republic
                          of Germany

Dr. Michael Endres        Deutsche Bank AG       Member of the Board of
German                    Taunusanlage 12        Managing Directors,
                          60325 Frankfurt        Deutsche Bank AG
                          The Federal Republic
                          of Germany

Dr. Tessen von Heydebreck Deutsche Bank AG       Member of the Board of
German                    Taunusanlage 12        Managing Directors,
                          60325 Frankfurt        Deutsche Bank AG
                          The Federal Republic
                          of Germany

Dr. Jurgen Krumnow        Deutsche Bank AG       Member of the Board of
German                    Taunusanlage 12        Managing Directors,
                          60325 Frankfurt        Deutsche Bank AG
                          The Federal Republic
                          of Germany

Dr. Ronaldo H. Schmitz    Deutsche Bank AG       Member of the Board of
German                    Taunusanlage 12        Managing Directors,
                          60325 Frankfurt        Deutsche Bank AG
                          The Federal Republic
                          of Germany

Dr. Josef Ackermann       Deutsche Bank AG       Member of the Board of
Swiss                     Taunusanlage 12        Managing Directors,
                          60325 Frankfurt        Deutsche Bank AG
                          The Federal Republic
                          of Germany